Exhibit 99.1

NOTICE TO THE MARKET

Gerdau Regains Compliance with NYSE Minimum Share Price Listing Requirement

On April 1, 2016, Gerdau was notified by the New York Stock Exchange (“NYSE”) that it had regained compliance with the NYSE’s share price standard that requires a minimum average closing share price of $1.00 over the preceding consecutive 30-day trading period.

On February 4, 2016, the Company informed the market that it was notified by the NYSE that the price of its American Depositary Receipt (“ADRs”), each representing one preferred share of the Company, had fallen below the NYSE’s criteria and the Company would have six months as from the date of notification to reestablish the minimum price threshold.

On March 31, 2016, however, the closing price and the average closing price in the preceding consecutive 30-day trading period of the Company’s ADRs were above $1.00 per ADR. Accordingly, Gerdau is now in full compliance with the NYSE share price standard.

Porto Alegre, April 5, 2016

Harley Lorentz Scardoelli
Executive Vice President
Investor Relations Director